21 April 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through UBS Limited) 468,600 RELX PLC ordinary shares at a price of 1263.8781p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 74,292,680 ordinary shares in treasury, and has 1,102,346,669 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 10,412,900 shares.

RELX NV announces that today, it purchased (through UBS Limited) 417,200 RELX NV ordinary shares at a price of €15.1940 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 66,382,994 ordinary shares in treasury, and has 982,457,328 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 9,269,600 shares.